EXHIBIT 99.1

STRATA Skin Sciences Announces Preliminary Fourth Quarter 2020 Financial Results and Operational Metrics

Preliminary, unaudited fourth quarter revenues in the range of $6.6 million to $6.8 million
Preliminary, unaudited fourth quarter recurring revenues in the range of $5.0 million to $5.2 million
Worldwide installed base increased by 23 placements in the fourth quarter

Horsham, PA, January 12, 2021 — STRATA Skin Sciences, Inc. (NASDAQ: SSKN) a medical technology company in dermatology and plastic surgery dedicated to developing, commercializing, and marketing innovative products for the treatment of dermatologic conditions, today reported preliminary, unaudited fourth quarter 2020 financial results and key operational metrics.

Fourth Quarter Financial Highlights

•	Preliminary, unaudited total revenue is expected to range from $6.6 million to $6.8 million, compared to $8.9 million in the fourth quarter of 2019 and $5.6 million in the third quarter of 2020
•	Preliminary, unaudited recurring revenue is expected to range from $5.0 million to $5.2 million, compared to $6.6 million in the fourth quarter of 2019 and $3.8 million in the third quarter of 2020
•
Preliminary unaudited gross domestic recurring billings are expected to range from $5.2 million to $5.4 million, compared to $6.9 million in the fourth quarter of 2019 and $4.7 million in the third quarter of 2020. (Reference this Non-GAAP measure below)

•	Cash and cash equivalents, including restricted cash was $18.0 million as of December 31, 2020, compared to $15.6 million as of December 31, 2019

Fourth Quarter Operational Highlights

•	Placed 33 domestic XTRAC systems and removed 14, resulting in net systems placed in domestic dermatologists’ offices of 19, of which 12 are comebacks from previous excimer device owners
•	Placed 4 additional XTRAC systems in international markets, including the first recurring revenue system in Japan
•	Total XTRAC systems placed domestically reached 832 as of December 31, 2020, compared to 820 systems as of December 31, 2019
•	Total XTRAC systems placed internationally reached 28 as of December 31, 2020, compared to 10 as of December 31, 2019
•	Renewed cash secured note payable through December 30, 2021

Dr. Dolev Rafaeli, STRATA Skin Sciences’ President and CEO stated, “Our fourth quarter started very strong with October 2020 gross domestic recurring billings at 97% of the same period in 2019. However, we saw this trend begin to taper off in the second half of November due to the continued escalation of COVID-19 and the subsequent renewed stay at home orders. Encouragingly, our December results ultimately reflected the highest gross domestic billing month of 2020. Overall, we are pleased with the sequential revenue growth we experienced over the third quarter, as this provides us with a strong base to enter 2021.”

The preliminary unaudited results described in this press release are estimates only and are subject to revision until the Company reports its full financial results for the year ended December 31, 2020 which is anticipated in late March.

Non-GAAP Measure

To supplement the Company’s consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), the Company provides the non-GAAP measure of financial performance, Gross Domestic Recurring Billings.

The Company’s reference to these non-GAAP measures should be considered in addition to results prepared under current accounting standards, but is not a substitute for, nor superior to, GAAP results. These non-GAAP measures are provided to enhance investors’ overall understanding of our current financial performance and to provide further information for comparative purposes.

Specifically, the Company believes the non-GAAP measures provide useful information to both management and investors by isolating revenue and deferred revenue impacts that may not be indicative of the Company’s core operating results and business outlook. In addition, the Company believes non-GAAP measures enhance the comparability of results against prior periods.

Gross Domestic Recurring Billings

Gross domestic recurring billings represent the amount invoiced to partner clinics in the United States when treatment codes are sold to the physician. It does not include normal GAAP adjustments which are deferred revenue from prior quarters recorded as revenue in the current quarter, the deferral of revenue from the current quarter recorded as revenue in future quarters, adjustments for co-pay and other discounts. This excludes international recurring revenues.

The reconciliation to non-GAAP gross domestic recurring billings to expected domestic recurring recorded revenue for the fourth quarter consists of the following:  expected gross domestic recurring billings of between $5.2 million and $5.4 million, reduced by expected co-pay and credits of between $50 thousand and $150 thousand, increased by deferred revenue from the third quarter of $1.4 million, and reduced by expected deferral of revenue to future quarters of between $1.6 million and $1.8 million, resulting in expected domestic recurring recorded revenue of between $4.8 million and $5.0 million.

About STRATA Skin Sciences, Inc. (www.strataskinsciences.com)
STRATA Skin Sciences is a medical technology company in dermatology and plastic surgery dedicated to developing, commercializing and marketing innovative products for the treatment of dermatologic conditions. Its products include the XTRAC® excimer laser and VTRAC® lamp systems utilized in the treatment of psoriasis, vitiligo and various other skin conditions.

The Company’s proprietary XTRAC® excimer laser delivers a highly targeted therapeutic beam of UVB light to treat psoriasis, vitiligo, eczema, atopic dermatitis and leukoderma, diseases which impact over 35 million patients in the United States alone. The technology is covered by multiple patents, including exclusive rights for patents for the delivery of treatment to vitiligo patients.

STRATA’s unique business model leverages targeted Direct to Consumer (DTC) advertising to generate awareness and utilizes its in-house call center and insurance advocacy teams to increase volume for the Company’s partner dermatology clinics.

The XTRAC business has used this proven DTC model to grow its domestic dermatology partner network to over 832 clinics, with a worldwide installed base of over 2,000 devices. The Company is able to offer 90% of DTC patients an introduction to physicians prescribing a reimbursable solution, using XTRAC, within a 10-mile radius of their house. The Company is a leader in dermatology in-clinic business generation for its partners.

The Company has now introduced its Home by XTRAC™ business leveraging in-house resources including DTC advertising, in-house call center and its insurance reimbursement team to provide an at-home, insurance-reimbursed treatment option for patients with certain skin diseases that do not qualify for in-office treatments.

Safe Harbor
This press release includes “forward-looking statements” within the meaning of the Securities Litigation Reform Act of 1995. These statements include but are not limited to the Company’s plans, objectives, expectations and intentions and may contain words such as “will,” “may,” “seeks,” and “expects,” that suggest future events or trends. These statements, the Company’s ability to generate the growth in its core business, the Company’s ability to develop social media marketing campaigns, the Company’s ability to build a leading franchise in dermatology and aesthetics, the Company’s ability to develop a business for home-based treatment of skin diseases, are based on the Company’s current expectations and are inherently subject to significant uncertainties and changes in circumstances. Actual results may differ materially from the Company’s expectations due to financial, economic, business, competitive, market, regulatory, adverse market conditions or supply chain interruptions resulting from the coronavirus and political factors or conditions affecting the Company and the medical device industry in general, future responses to and effects of COVID-19 pandemic, as well as more specific risks and uncertainties set forth in the Company’s SEC reports on Forms 10-Q and 10-K. Given such uncertainties, any or all these forward-looking statements may prove to be incorrect or unreliable. The statements in this press release are made as of the date of this press release, even if subsequently made available by the Company on its website or otherwise. The Company does not undertake any obligation to update or revise these statements to reflect events or circumstances occurring after the date of this press release. The Company urges investors to carefully review its SEC disclosures available at www.sec.gov and www.strataskinsciences.com.

Investor Contacts:

Leigh Salvo
(415) 937-5404
ir@strataskin.com